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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Gartner, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0005 per share
(Title of Class of Securities)
366651107
(CUSIP Number)
Silver Lake Partners, L.P. 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 366651107	Page 2 of 6 Pages
13D

1.		NAME OF REPORTING PERSONS SILVER LAKE PARTNERS, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,225,518 shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,225,518 shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,225,518 shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%
14.		TYPE OF REPORTING PERSON PN

* See Item 5

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CUSIP No. 366651107	Page 3 of 6 Pages
13D

1.		NAME OF REPORTING PERSONS SILVER LAKE INVESTORS, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,225,518 shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,225,518 shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,225,518 shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%
14.		TYPE OF REPORTING PERSON PN

* See Item 5

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CUSIP No. 366651107	Page 4 of 6 Pages
13D

1.		NAME OF REPORTING PERSONS SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,225,518 shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,225,518 shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,225,518 shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%
14.		TYPE OF REPORTING PERSON OO

* See Item 5

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CUSIP No. 366651107	Page 5 of 6 Pages
13D

This Amendment No. 8 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the “Silver Lake Entities”) originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, Amendment No. 2 filed on June 21, 2004, Amendment No. 3 filed on August 30, 2004, Amendment No. 4 filed on May 22, 2006, Amendment No. 5 filed on June 1, 2006, Amendment No. 6 filed on September 18, 2006 and Amendment No. 7 filed on December 7, 2006 with respect to the Common Stock, par value $.0005 per share (the “Common Stock”) of Gartner, Inc. (“Gartner”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item  4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On June 20, 2008, the Silver Lake Entities and Gartner entered into a Stock Purchase Agreement pursuant to which Gartner agreed to purchase 1,250,000 shares of Common Stock from the Silver Lake Entities at a price equal to $21.50 per share. Settlement of this sale is expected to take place on or about June 25, 2008.

The Stock Purchase Agreement is incorporated herein by reference.

Item  5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Silver Lake Entities beneficially own 13,225,518 shares of Common Stock. Assuming the consummation of the sale to Gartner, the Silver Lake Entities will own 11,975,518 shares of Common Stock, representing approximately 12.66% of the issued and outstanding shares of Common Stock.

Item  6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Item  7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 10	Stock Purchase Agreement, dated as of June 20, 2008, by and among Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C. and Gartner, Inc.

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CUSIP No. 366651107	Page 6 of 6 Pages
13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2008

SILVER LAKE PARTNERS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Alan K. Austin
Managing Director and Chief Operating Officer
SILVER LAKE INVESTORS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Alan K. Austin
Managing Director and Chief Operating Officer
SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
By:	Silver Lake Partners Management Company, L.L.C. its Manager
By:	/s/ Alan K. Austin
Managing Director and Chief Operating Officer

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Exhibit 10

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of June 20, 2008 by and among Gartner, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), Silver Lake Partners, L.P., a Delaware limited partnership, Silver Lake Investors, L.P., a Delaware limited partnership, and Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (collectively, “Silver Lake”).

RECITALS

A.        WHEREAS, as of the date hereof, Silver Lake owns of record 13,225,518 shares of common stock, par value $0.0005 per share, of the Company (the “Common Stock”), which constitutes approximately 13.99% of the issued and outstanding shares of Common Stock of the Company (as of April 30, 2008);

B.        WHEREAS, Silver Lake desires and voluntarily agrees to sell certain shares of Common Stock held by Silver Lake to the Company, and the Company desires to purchase such shares from Silver Lake;

C.        WHEREAS, Silver Lake is entitled to certain contractual consent rights (in addition to any vote or consent of the board of directors or the stockholders of the Company required by law or the Company’s certificate of incorporation) pursuant to the terms of the Securityholders Agreement by and among the Company, Silver Lake Partners, L.P. and certain additional signatories thereto; and

D.        WHEREAS, the Company and Silver Lake desire to make certain covenants and agreements with one another pursuant to this Agreement.

NOW THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.	Purchase and Sale of the Shares; the Closing.

1.1       Purchase and Sale of Common Stock. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and covenants set forth herein, Silver Lake agrees to sell to the Company, and the Company agrees to purchase from Silver Lake, 1,250,000 shares of Common Stock (the “Shares”). The allocation of the Shares to be sold by each Silver Lake entity at the Closing shall be pro rata based on the number of shares of Common Stock held of record by each of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C., rounded to the nearest whole share, or in such other proportion as Silver Lake may determine; provided Silver Lake notifies the Company of such allocation at least one business day prior to the Closing.

1.2       Purchase Price. The “Per Share Purchase Price” for the Shares shall be $21.50 per share. The “Purchase Price” shall equal the Per Share Purchase Price specified in this Section 1.2 multiplied by the number of Shares purchased by the Company from Silver Lake pursuant to Section 1.1 of this Agreement.

1.3       The Closing. Subject to the terms and conditions hereof, the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) will take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1301 Avenue of the Americas, 40th Floor, New York, New York 10019 at 10:00 a.m. New York City time, on or about June 25, 2008, or such other day or location as the parties may mutually agree. At the Closing, (i) Silver Lake will deliver to the Company certificates representing the Shares to be purchased by the Company duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Company (or shall deliver the Shares in such other manner as is reasonably agreed), and (ii) the Company shall deliver the Purchase Price to Silver Lake by wire transfer of immediately available funds to one or more accounts specified by Silver Lake at least one business day prior to the Closing.

2.          Representations and Warranties of Silver Lake. In order to induce the Company to enter into this Agreement, Silver Lake hereby represents and warrants to the Company as follows:

2.1        Ownership of Shares. Silver Lake owns of record the number of issued and outstanding shares of Common Stock set forth in the recitals to this Agreement. The Shares to be sold to the Company by Silver Lake when delivered to the Company shall be free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims except for restrictions of applicable state and federal securities laws. There are no restrictions on the transfer of such Shares imposed by any shareholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws.

2.2        Authorization. Silver Lake has full right, power and authority to execute, deliver and perform this Agreement and to sell, assign and deliver the Shares to be sold by it to the Company. This Agreement is the legal, valid and, assuming due execution and delivery by the other parties hereto, binding obligation of Silver Lake, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (iii) rules of law governing the availability of equitable remedies.

2.3        No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Silver Lake (i) will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of Silver Lake or to which Silver Lake is subject, (ii) will not result in the creation or imposition of any lien upon the Shares to be sold by Silver Lake, and (iii) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with Silver Lake.

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2.4        Brokerage. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Silver Lake.

2.5        Access to Data. Silver Lake represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of the transaction contemplated hereby. Silver Lake further acknowledge that it has received all information it has deemed appropriate or necessary to enable Silver Lake to evaluate its decision to sell the Shares to the Company.

3.          Representations and Warranties of the Company. In order to induce Silver Lake to enter into this Agreement, the Company hereby represents and warrants as follows:

3.1        Organization and Corporate Power; Authorization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to execute, deliver and perform this Agreement and to acquire the Shares. As of the Closing, the Company will have sufficient capital to purchase the Shares hereunder in compliance with Section 160 of the Delaware General Corporation Law. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby have been approved by a majority of the disinterested directors on the Board of Directors of the Company, having been advised by counsel, and have been otherwise duly authorized by all requisite action on the part of the Company. This Agreement and any other agreements, instruments, or documents entered into by the Company pursuant to this Agreement have been duly executed and delivered by the Company and are the legal, valid and, assuming due execution by the other parties hereto, binding obligations of the Company, enforceable against the Company in accordance with its terms except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (iii) rules of law governing the availability of equitable remedies.

3.2        No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company (i) will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of the Company or to which the Company is subject, and (ii) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with the Company, other than the consent of Silver Lake provided in Section 8 hereof.

3.3        Brokerage. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

4.          Conditions to the Company’s Obligations. The obligations of the Company under Article 1 to purchase the Shares at the Closing from Silver Lake are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Company in accordance with Section 9.10:

4.1        Representations and Warranties. The representations and warranties of Silver Lake contained in Article 2 shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

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4.2        Performance. Silver Lake shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

4.3        Further Assurances. No governmental authority shall have advised or notified the Company that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of the Company’s good faith efforts to cause such withdrawal.

5.          Conditions to Silver Lake’s Obligations. The obligations of Silver Lake under Article 1 to sell the Shares at the Closing are subject to the fulfillment as of the Closing of each of the following conditions unless waived by Silver Lake in accordance with Section 9.10:

5.1        Representations and Warranties. The representations and warranties of the Company contained in Article 3 shall be true and correct as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

5.2        Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

5.3        Further Assurances. No governmental authority shall have advised or notified Silver Lake that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of Silver Lake’s good faith efforts to cause such withdrawal.

6.	Covenants.

6.1        Closing Conditions. Silver Lake and the Company shall use their commercially reasonable efforts to ensure that each of the conditions to Closing is satisfied.

7.          Survival of Representations and Warranties; Limitation on Liability. All representations and warranties hereunder shall survive the Closing. Notwithstanding the foregoing, in no event shall Silver Lake’s liability for breach of the representations, warranties and covenants exceed the Purchase Price to be paid by the Company to Silver Lake.

8.          Silver Lake Consent. For purposes of Section 2.3 of the Securityholders Agreement and for all other purposes, Silver Lake hereby provides its consent with respect to the transactions contemplated by this Agreement.

9.	Miscellaneous.

9.1        Adjustments. Wherever a particular number is specified herein, including, without limitation, number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other reclassifications of stock or any similar transactions and appropriate adjustments shall be made with respect to the

10

relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the Company and Silver Lake under this Agreement.

9.2        Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of New York. Each party hereto agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 9.2 by the state and federal courts located in the State of New York and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of New York or any other jurisdiction.

9.3        Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successor and assigns of the parties hereto.

9.4        Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Neither this Agreement nor any provision hereof may be amended, changed or waived other than by a written instrument signed by the party against who enforcement of any such amendment, change or waiver is sought.

9.5        Cooperation. The Company and Silver Lake shall, from and after the date hereof, cooperate in a reasonable manner to effect the purposes of this Agreement.

9.6        Notices, etc. All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

(a)	If to Silver Lake, to:

Silver Lake Partners, L.P.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Attention: Karen King

Phone:	650-233-8158
Fax:	650-233-8125

with a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Attention: Julie H. Jones, Esq.

Phone:	617-951-7294
Fax:	617-235-0433
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(b)	If to the Company, to:

Gartner, Inc.

P.O. Box 10212

56 Top Gallant Road

Stamford, CT 06902-7747

Attention: Lew Schwartz, Esq.

Phone:	203-316-6311
Fax:	203-316-6245

with a copy to:

Wilson Sonsini Goodrich & Rosati

1301 Avenue of the Americas, 40th Floor

New York, NY 10019-6022

Attention:  &Robert D. Sanchez, Esq.

Fax No.       212-999-5899

9.7        Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9.8        Titles and Subtitles. The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

9.9        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

9.10      Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

9.11      Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

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9.12      SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

9.13      Payment of Fees and Expenses. Each party shall be responsible for paying its own fees, costs and expenses in connection with this Agreement and the transactions herein contemplated.

9.14      Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

9.15      Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

9.16      Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

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IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

GARTNER, INC.
By:	/s/ Christoper Lafond
Name: Christopher Lafond Title: Executive Vice President and Chief Financial Officer
SILVER LAKE
SILVER LAKE PARTNERS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Michael Bingle
Name: Michael Bingle Title: Managing Director
SILVER LAKE INVESTORS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Michael Bingle
Name: Michael Bingle Title: Managing Director
SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
By:	Silver Lake Partners Management Company, L.L.C., its Manager
By:	/s/ Michael Bingle
Name: Michael Bingle Title: Managing Director

[Signature Page to Stock Purchase Agreement]

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